Exibit 13.3

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to the United States Generally Accepted Accounting Principles (“US GAAP”).  These unaudited interim statements do not include all the disclosures included in TransAlta Corporation’s annual consolidated financial statements.  Accordingly, these unaudited statements should be read in conjunction with the most recent annual statements.

The material differences to reconcile Canadian GAAP to US GAAP are described below:

A.

EARNINGS AND EARNINGS PER SHARE (EPS)

		3 months ended June 30		6 months ended June 30
	Reconciling
	items	2007	2006	2007	2006
Net earnings - Canadian GAAP		$57.2	$86.4	$113.4	$155.6
Effect of timing differences, net of tax		-	1.0	-	1.0
Hedging and derivative activities, net of tax	VI	-	0.3	-	0.3
Start-up costs, net of tax	V	-	-	-	(0.1)
Amortization of pension transition adjustment, net of tax	III	0.1	(1.0)	(1.0)	(2.0)
Net earnings - US GAAP		57.3	86.7	112.4	154.8
Other comprehensive loss, net of tax - Canadian GAAP		$(94.5)	$-	$(167.9)	$-
Foreign currency cumulative translation adjustment		-	(0.6)	-	(21.1)
Net (loss) gain on derivative instruments		-	(63.4)	-	88.5
Comprehensive (loss) income - U.S. GAAP		$(94.5)	$22.7	$(167.9)	$222.2
Basic and diluted EPS - U.S. GAAP		$0.28	$0.43	$0.55	$0.77

B.

BALANCE SHEET INFORMATION

		June 30, 2007		Dec. 31, 2006
				Restated (VII)
	Reconciling	Canadian	U.S. GAAP	Canadian	U.S.
	items	GAAP		GAAP	GAAP
Assets
Property, plant and equipment, net	V	5,002.4	4,999.5	5,041.9	5,038.7
Other assets (including current portion)	V	88.5	83.6	88.2	34.2
Liabilities
Income taxes payable	III	6.5	1.1	22.3	16.9
Deferred credits and other liabilities (including current portion)	III,VI	416.3	478.2	474.0	508.0
Net Future or deferred income tax liabilities (including current portion)	I, III, V,VI	271.3	272.9	398.7	286.2
Equity
Contributed surplus	II	-	133.0	-	133.0
Retained earnings	II, III, V	722.0	451.4	710.0	552.7
Accumulated other comprehensive loss	VI	(409.7)	(450.4)	-	(293.1)

C.

ADJUSTMENTS AND RECONCILING ITEMS

Derivatives and hedging activities

On Jan. 1, 2007, TransAlta adopted four new accounting standards that were issued by the CICA: Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges.  We adopted these standards retroactively with an adjustment of opening AOCI.

I. Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

As at	June 30, 2007	Dec. 31, 2006
Future income tax liabilities (net) under Canadian GAAP	$(271.3)	(398.7)
Derivatives	-	121.6
Start-up costs	(2.3)	(2.3)
Pensions	0.7	(6.8)
	$(272.9)	(286.2)
Comprised of the following:
As at	June 30, 2007	Dec. 31, 2006
Current deferred income tax assets	$60.7	25.8
Long-term deferred income tax assets	357.6	294.0
Current deferred income tax liabilities	(18.2)	(19.9)
Long-term deferred income tax liabilities	(673.0)	(586.1)
	$(272.9)	(286.2)

II. Contributed surplus

In 1998, the corporation transferred generation assets to one of its subsidiaries TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen.  The fair value paid by TA Cogen for the assets exceeded their historical carrying values.  For Canadian GAAP, the corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition.  As TA Power held an option to resell their interest in TA Cogen to the corporation in 2018, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to the corporation in 2018 causes the excess of the consideration paid by TA Power over the corporation’s historical carrying value in these assets to be characterized as contributed surplus in 1998.  This amount of contributed surplus is reduced by the related tax effect.  As a result, under U.S. GAAP, there is no amortization of the gain into income in the period from 1998 to 2002 and no recognition of the unamortized balance of the gain in 2003.

As a result, $133.0 million has been reclassified from retained earnings to contributed surplus.

III. Employee future benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989.   It was not feasible to apply this standard using this effective date.  The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the SEC and is being amortized over 10 years.

IV. Joint ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity.  Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the SEC, the corporation, as a foreign private issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

V.  Start-up costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP.  This results in increased depreciation and amortization expense under U.S. GAAP.

VI.  Hedging and derivative activities

For the three and months ended June 30, 2006, the corporation recognized after-tax losses of $0.3 million and $0.3 million related to the ineffectiveness of net investment hedges.  In 2007, due to the adoption of new Canadian accounting standards on financial instruments, any ineffectiveness in net investment hedges are recorded as part of income.

VII.  Restatement

In 2006 TransAlta adopted Statement of Financial Accounting Standards (SFAS) No. 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).  SFAS 158 requires the cumulative impact of adopting this change in accounting principle to be charged to the opening balance of Accumulated Other Comprehensive Income (“AOCI”).  For the year ended Dec. 31, 2006, TransAlta recorded this as a charge to Other Comprehensive Income (“OCI”) during the period ended Dec. 31, 2006, in the amount of $40.7 million, rather than to the opening balance of AOCI for the same amount.  AOCI as at Dec. 31, 2006 is not impacted by this change.

This amount is also included in the US GAAP net earnings reconciliation.  After correcting this treatment, US GAAP net earnings and earnings per share should be $40.4 million and $0.20 per share, versus reported net losses of $0.3 million and $nil per share.

VIII. Changes in accounting standards

1.  Guidance on accounting for income taxes – Fin 48

In the first quarter of 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Fin 48).  Total amount of unrecognized tax benefits as of the date of adoption is $118 million which includes $9 million of accrued interest.  There is no change to the amount of unrecognized tax benefits from the adoption of this standard.  No material change occurred during the second quarter of 2007 and no material increase or decrease is expected within the next 12 months.

TransAlta’s accounting policy is to treat interest and penalties relating to unrecognized tax benefits as a component of income taxes.

The company is working with various tax authorities to resolve 1997 to 2000 appeals issues. 2001 to 2006 taxation years are open for audit examination.  We do not anticipate any material impact to the financial statements from the resolution or settlement of these tax matters.  However, actual settlements may differ from the amounts reserved.

2.  Accounting for certain hybrid financial instruments – FAS 155

On Jan. 1, 2007, we adopted FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140 (“FAS 155”). FAS 155 allows an entity to measure any hybrid financial instrument that contains an embedded derivative that requires bifurcation at its fair value, with changes in fair value recognized in earnings.  The adoption of this U.S. accounting standard did not have a material impact upon our consolidated financial position or results of operations.

IX. Future changes in accounting standards

1.  Framework on fair value measurement – FIN 157

On Sept. 15, 2006, FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements and will be effective for us on Jan. 1, 2008.

We are currently assessing the impact of adopting the above standard on our consolidated financial position and results of operations.

2. Fair value option for financial assets and liabilities – FIN 159

On Feb. 15, 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (“FAS 159”). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 will be effective for us on Jan. 1, 2008.

We are currently assessing the impact of adopting the above standard on our consolidated financial position and results of operations.